U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------
FORM 4
-------
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer
subject to Section 16.

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act
         of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4 or Form 5
obligations may continue.
See Instruction 1(b).

---------------------------------------- -------------------------------------------  ----------------------------------------------
1. Name and Address of Reporting Person  2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person to Issuer
                                            Flexweight Corporation                               (Check all applicable)
Oasis International Hotel & Casino, Inc. OTC-Bulletin Board Symbol = FXWA                      Director         X   10% Owner
                                                                                        ------               ------
                                                                                               Officer(give         Other (specify
                                                                                        ------         title ------         below)
                                                                                                       below)
---------------------------------------- -------------------------------------------  ----------------------------------------------
    (Last)     (First)     (Middle)      3. IRS or Social                             4. Statement for Month/Year
                                            Security Number of                           June 1998
    268 West 400 South - Suite 300          Reporting Person
                                            (Voluntary)
---------------------------------------- -------------------------------------------  ----------------------------------------------
               (Street)                                                               5. If Amendment,
                                                                                         Date of Original
Salt Lake City   Utah       84101                                                        (Month/Year)
---------------------------------------- -------------------------------------------------------------------------------------------
    (City)     (State)      (Zip)        Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
---------------------------------------- -------------------------------------------------------------------------------------------

--------------------- --------------- ---------------- ------------------------------ --------------- --------------- --------------
1. Title of Security  2. Transaction  3. Transaction   4. Securities Acquired (A) or  5. Amount of    6. Ownership    7. Nature
   (Instr. 3)            Date            Code             Disposed of (D)                Securities      Form:           of Indirect
                      (Month/Day/Year)   (Instr. 8)       (Instr. 3, 4 and 5)            Beneficially    Direct (D) or   Beneficial
                                                                                         Owned at End    Indirect (I)    Ownership
                                                                                         of Month        (Instr. 4)      (Instr. 4)
                                                                                      (Instr. 3 and 4)
                                      -------  ------- --------- --------- ----------
                                                                   (A) or
                                       Code      V       Amount      (D)     Price
--------------------- --------------- -------  ------- --------- --------- ---------- --------------- --------------- --------------
Common Stock            May 13, 1998    S               391,520      D       $1.00         10,060            D
--------------------- --------------- -------  ------- --------- --------- ---------- --------------- --------------- --------------
Common Stock           June 10, 1998    S               608,480      D       $1.00         10,060            D
--------------------- --------------- -------  ------- --------- --------- ---------- --------------- --------------- --------------
Common Stock           July 16, 1998    S                30,000      D       $0.10         10,060            D
--------------------- --------------- -------  ------- --------- --------- ---------- --------------- --------------- --------------
Common Stock           July 29, 1998    S                10,000      D       $0.10         10,060            D
--------------------- --------------- -------  ------- --------- --------- ---------- --------------- --------------- --------------
Common Stock           July 29, 1998    S                30,000      D       $0.10         10,060            D
--------------------- --------------- -------  ------- --------- --------- ---------- --------------- --------------- --------------
Common Stock          August 5, 1998    S               148,349      D       $0.10         10,060            D
--------------------- --------------- -------  ------- --------- --------- ---------- --------------- --------------- --------------
Common Stock          August 20, 1998   S                21,591      D       $0.10         10,060            D
--------------------- --------------- -------  ------- --------- --------- ---------- --------------- --------------- --------------

--------------------- --------------- -------  ------- --------- --------- ---------- --------------- --------------- --------------

--------------------- --------------- -------  ------- --------- --------- ---------- --------------- --------------- --------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                            (Print or Type Responses)                                SEC 1474 (8-92)

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)



-----------  -------------- --------- --------- ------------- ---------- ------------- --------- ----------- ------------- ---------
1. Title of  2. Conversion  3.Trans-  4.Trans-  5. Number of  6. Date    7. Title      8. Price  9. Number   10.Ownership  11.Nature
   Derivative   or Exercise   action    action     Derivative    Exercis-   and Amount    of        of          Form of       of
   Security     Price of      Date      Code       Securities    able and   of           Deriva-   Derivative   Derivative  Indirect
   (Instr. 3)   Derivative    (Month/  (Instr.8)   Acquired(A)   Expirat-   Underlying   tive      Securities   Security    Benefi-
                Security      Day/                 or Disposed   ion Date   Securities   Security  Benefic-     Direct (D)  cial
                              Year)                of (D)        (Month/    (Instr. 3    (Instr 5) ially        or Indirect Owner-
                                                   (Instr.3,     Day/       and 4)                 Owned at     (I)(Instr4) ship
                                                   4,and 5)      Year)                             End of                   (Instr.
                                                                                                   Month                    4)
                                                                                                  (Instr. 4)
                                      ---- ---- ------ ------ ---- ----- ----- -------
                                                              Date Expir-      Amt. or
                                      Code  V     (A)   (D)   Exe- ation Title No. of
                                                              rci- Date        Shares
                                                              sable
-----------  -------------- --------- ---- ---- ------ ------ ---- ----- ----- ------- --------- ----------- ------------- ---------

-----------  -------------- --------- ---- ---- ------ ------ ---- ----- ----- ------- --------- ----------- ------------- ---------

-----------  -------------- --------- ---- ---- ------ ------ ---- ----- ----- ------- --------- ----------- ------------- ---------

-----------  -------------- --------- ---- ---- ------ ------ ---- ----- ----- ------- --------- ----------- ------------- ---------

-----------  -------------- --------- ---- ---- ------ ------ ---- ----- ----- ------- --------- ----------- ------------- ---------

-----------  -------------- --------- ---- ---- ------ ------ ---- ----- ----- ------- --------- ----------- ------------- ---------

-----------  -------------- --------- ---- ---- ------ ------ ---- ----- ----- ------- --------- ----------- ------------- ---------
Explanation of Responses:




** Intention misstatements or omission of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

      /s/ Richard D. Surber, President                        September 15, 1998
-----------------------------------------------               ------------------
**Signature of Richard D. Surber as President                 Date
Of Oasis  International  Hotel & Casino, Inc.


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure. Page 2 SEC 1474 (8-92)